November 3, 2021

BY EDGAR

Howard Efron

Wilson Lee

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:          Vahanna Tech Edge Acquisition I Corp. Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on June 30, 2021

CIK No. 0001868640

Ladies and Gentlemen:

On behalf of our client, Vahanna Tech Edge Acquisition I Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 21, 2021, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted via EDGAR on June 30, 2021.

The Company is concurrently filing via EDGAR the Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Capitalization, page 89

1.

We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but footnote 3 suggests you will show less than all Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 20,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

November 3, 2021 Page 2

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in the Form S-1 to reflect the classification of all of the Class A shares as temporary equity.

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If you have any questions, please feel free to contact me at (212) 294-2639. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Karan Puri, Chief Executive Officer, Vahanna Tech Edge Acquisition I Corp.